UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 28, 2016, the Board of Directors of Radware Ltd. (the "Company" or "Radware") authorized the Company to enter into a Stock Purchase Plan (the “10b5 Repurchase Plan”) with Needham & Company, Inc. (the “Broker”) for the purpose of establishing a trading plan to effect repurchases of its ordinary shares (the "Ordinary Shares") in compliance with Rules 10b5-1 and 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The 10b5 Repurchase Plan, which the Company intends to enter by the end of the business day on the date hereof, will be established in connection with the $40 million share repurchase program that was previously announced on February 3, 2016 (the "Existing Repurchase Program").

A plan under Rule 10b5-1 allows a company to repurchase its shares at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. The Broker selected by the Company will have the authority under the terms and limitations specified in the 10b5 Repurchase Plan to repurchase Ordinary Shares on the Company's behalf in accordance with the terms of the 10b5 Repurchase Plan.

Because the repurchases under the 10b5 Repurchase Plan are subject to certain pricing parameters, there is no guarantee as to the exact number of Ordinary Shares that will be repurchased thereunder, or that there will be any repurchases pursuant to the 10b5 Repurchase Plan. In addition, under Israeli law, the repurchase of the Ordinary Shares contemplated by the 10b5 Repurchase Plan will require approval of the Israeli District Court in Tel Aviv (the “Court”) because the Company does not currently satisfy the “profit test”, as defined in Section 302 of the Israeli Companies Law, that is one of the tests for making the distribution contemplated thereby. To that end, Radware will file a motion with the Court on September 5, 2016 to seek its approval of a potential distribution, including by way of share repurchase, of up to $50 million (the "Potential Distribution") pursuant to Section 303 of the Israeli Companies Law (the “Court Approval”).

The 10b5 Repurchase Plan will permit purchases of Ordinary Shares during the period commencing upon obtaining the Court Approval and ending in early November 2016.

It is clarified that (i) the Potential Distribution, including the 10b5 Repurchase Plan, is subject to the aforesaid Court Approval, and (ii) the Potential Distribution, including any future share repurchase program thereunder (i.e., other than the 10b5 Repurchase Plan), is subject to the satisfaction of certain additional conditions, including the approval of the Board of Directors regarding the scope and terms thereof, if any. As such, there can be no assurance if and when such conditions will be satisfied, including the amount, if any, allocated by the Board of Directors for future repurchase programs and, at this stage, the Company intends to continue to implement, and has not modified, its Existing Repurchase Program.

Safe Harbor Statement
This report may contain statements concerning Radware’s future prospects or actions that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.
By: /s/ Doron Abramovitch
Doron Abramovitch Chief Financial Officer

Date: August 31, 2016